Exhibit (d)(10)
GUARANTY
     Reference is made to that certain Agreement and Plan of Merger (the “Agreement”) dated as of May 19, 2006 among Briad Main Street, Inc., a Nevada corporation (“Parent”), Main Street Acquisition Corporation, a Delaware corporation (“Purchaser”), and Main Street Restaurant Group, Inc. (the “Company”). Pursuant to the Agreement, Purchaser will acquire all outstanding shares of Company common stock by commencing a cash tender offer for such shares followed by a merger of Purchaser into the Company. Parent and Purchaser are wholly owned, directly or indirectly, by Bradford L. Honigfeld (“Guarantor”). Guarantor acknowledges and agrees that he will derive substantial benefits from the consummation of the transactions contemplated by the Agreement. Guarantor hereby guarantees that Parent and Purchaser will each fully perform all of their respective obligations under the Agreement. Guarantor hereby represents and warrants to the Company that (1) he has full power, authority, and legal right to execute and deliver this Guaranty and to perform his obligations hereunder and (2) such execution, delivery, and performance does not conflict with, violate, or otherwise result in a default under, any agreement by which Guarantor is bound. In no event shall the liability of Guarantor under this Guaranty exceed the sum of (i) the “fair market value” of all shares of Company common stock held by Guarantor, Parent, Purchaser, or any other affiliate of Guarantor as of the date hereof (the “Guarantor’s Shares”), plus (ii) $12,400,000. Any obligations of Guarantor under this Guaranty may first be satisfied, at the option of Guarantor, by delivery of some or all of the Guarantor’s Shares. For purposes of any such payments made by Guarantor with the Guarantor’s Shares, the “fair market value” of the Guarantor’s Shares shall be the product of the number of Guarantor’s Shares multiplied by the closing price of the Company common stock as reported by the Nasdaq National Market on the day preceding the date that Guarantor delivers such Guarantor’s Shares in satisfaction of a claim by the Company for enforcement of this Guaranty less the amount of indebtedness incurred by Guarantor in connection with Guarantor’s purchase of such Guarantor’s Shares and secured by such Guarantor’s Shares. If Guarantor dies or becomes mentally incapacitated, this Guaranty shall terminate and be of no further force and effect. The obligations of Guarantor hereunder are separate and independent of the obligations of Parent and Purchaser, and a separate action or actions may be brought and prosecuted against Guarantor regardless of whether an action is brought against Parent or Purchaser, or whether Parent or Purchaser is joined in any such action or actions.
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          IN WITNESS WHEREOF, Guarantor has executed this Guaranty as of the 19th day of May, 2006.

GUARANTOR

/s/ Bradford L. Honigfeld Bradford L. Honigfeld
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